Agreement Between Company and New Shareholder

 Subscription.

The undersigned ("*Investor*" or "**User**") hereby subscribes for and agrees to receive shares of Common Stock (the "***Securities***" or "**Shares**"), issued by Rekt Brands, Inc a Delaware corporation (the "***Company***"), at a purchase price of $0 per share of Common Stock (the "***Per Security Price***"), and instead through confirmation of ownership of The Rektguy NFT upon the terms and conditions set forth herein.

The following terms and conditions govern the acquiring Investor and Company relationship.

Company is issuing Securities to verified holders of The Rektguy NFT (the "Rektguy") at a price of zero ($0) for 100 Shares pursuant to the terms of this Agreement. 100 Shares will be awarded for each Rektguy held in the Investor wallet as of a certain date.

An inventory of Rektguy NFT holders was conducted in October 2023 using ETHERSCAN.IO (the "Snapshot"). The Snapshot formed the basis of the list of possible Investor.

It is the intention of Company, to issue equity at a price of zero dollars to Rektguy holders that are included in the snapshot. It is Company's intention to provide, through an issue of shares, to Rektguy holders included in the snapshot, 100 shares of common stock for each Rektguy NFT wallet was holding at the time of the snapshot. The snapshot is a complete and final list of the ETH wallet addresses that held a Rektguy NFT at the chosen moment in time. ETHERSCAN.IO data was relied upon in compiling the snapshot. Rekt Brands Inc. is not responsible for the result of any inaccuracy of the data.

Investor agrees to only proceed if they are the lawful owner and controller of an ETH wallet identified in the snapshot and they do not belong to any of the following categories:

Those excluded from the offering are:
1.   Those who do not have clear and lawful title to the ETH wallet contained in the October 23 snapshot.
2.   Those who are lawfully in control of the eth wallet but are located in a country that it makes it unlawful for our company to effectuate such shares.
3.   Those who in the company's own discretion should not be granted shares.
4.   Those who for any reason or circumstances, would make it unlawful or otherwise against public policy for a shares to be effectuated.
5.   Those who otherwise should by operation of law not be entitled to such shares.

Representations and Warranties of Investor.
By executing this Agreement, Investor represents and warrants, which representations and warranties are true and complete in all material respects as of such Investor's respective Closing Date(s):

Investor acknowledges that Investor has read the educational materials on the landing page, and has been informed of Investor's right to cancel the investment up to 48-hours prior to a Target Deadline; however, once the Subscription Agreement is accepted by the Company there is no cancelation right; and
1.
2.   Investor acknowledges that Investor has been informed of the compensation that DealMaker Securities LLC and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

Agreement Between Company and New Shareholder

Investors that proceed are promising and stating as truthful, the following:

Investor is not excluded by the above criteria.   Investor will only agree to the terms and conditions if investor truly read them, contemplated them, and accepted them as binding.

Company relies on the information the investor is giving through this claims process.

(a) <u>Requisite Power and Authority</u>.   Such Investor has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement, and other agreements required hereunder and to carry out their provisions. All action on Investor's part required for the lawful execution and delivery of this Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, this Agreement and other agreements required hereunder will be valid and binding obligations of Investor, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Illiquidity and Continued Economic Risk</u>.   Investor acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Investor must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities.   Investor also understands that an investment in the Company involves significant risks to the value of the Securities and has taken full cognizance of and understands all of the risk factors relating to the issuance of Securities.

(c) <u>Shareholder information.</u> Within five days after receipt of a request from the Company, the Investor hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Investor further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(d) <u>Domicile</u>.   Investor maintains Investor's domicile (and is not a transient or temporary resident) at the address provided by the Investor through the Online Acceptance process.

<u>Survival of Representations and Indemnity</u>. The representations, warranties and covenants made by the Investor herein shall survive the Termination Date of this Agreement. The Investor agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Investor to comply with any covenant or agreement made by the Investor herein or in any other document furnished by the Investor to any of the foregoing in connection with this transaction.

Agreement Between Company and New Shareholder

<u>Conditional Acceptance By Investor</u>
A condition to receiving the shares is for Investor to provide all information requested in the subscription process, including potentially sensitive personal information in order for DealMaker Securities, LLC (the "intermediary") to clearly identify the Investor pursuant to securities rules and regulations. A condition to receiving the shares is to agree to all of the terms and conditions of the Subscription and Offering Memorandum. It is not the intention of company to sell shares to any Investor that is not fully truthful in providing accurate information, or not the lawful owner of the wallet in the snapshot or the Rektguy.

Investor expressly agrees Investor has no expectation at the time of accepting the terms of this Site and providing personal information to Company, of profit, return, or future value associated with the Shares, or accepting the Shares. Investor state that at the time they acquired a Rektguy NFT Investor did not have an expectation of profit, future value, return, or of receiving Shares in the Company or any other company or business venture.

Company reserves the right to refuse to make a sale to any individual who fully agrees to the terms and conditions at any time in the future.
Shares are non-transferable.

<u>Investment Advice.</u>
No information provided during this process should be taken as investment advice, or a promise of future results.

<u>Disconnected from Future Offerings.</u>
The information contained herein should not carry over to any description of future offerings or terms of the Securities.

<u>Purchase Procedure.</u>

(a) Payment. The purchase price for the Securities shall be for zero dollars and reflected as such with the execution and delivery to the Company of this Agreement (via Online Acceptance or otherwise). Investor shall deliver a signed copy of this Agreement.

(b) No Escrow. The Company will not utilize a third-party escrow account for this offering, and no funds will be tendered by Investors.

<u>Close Dates</u>
There may be more than one Closing Date, whereby Shares will be recorded as accepted by the Investor and the Company. If, on a Closing Date, there are unsold Shares, then The Company may accept a number of unsold shares that have been authorized as repurchased in the Company Treasury, or sold to the Board individually, or sell in any other way the Board sees fit. <u>These unsold shares will not be used to increase the number of Shares to be sold to Investor that already received sold Shares.</u>

<u>Tax Considerations.</u>
Investor is responsible for their own tax reporting and any tax consequences in their proper jurisdiction of their future ownership of the equity issued herein.

Agreement Between Company and New Shareholder

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING. THESE SECURITIES ARE ISSUED THROUGH THE OFFERING OF SHARES FOR ZERO DOLLARS, AND INSTEAD BY THE PROOF OF REKTGUY OWNERSHIP, PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION. IT IS ANTICIPATED THAT COMPANY WILL HAVE TO REPORT IN THE FUTURE.

<u>Company Representations and Warranties</u>

<u>Organization and Standing.</u>
The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

<u>Issuance of the Securities.</u>
The issuance and delivery of the Securities in accordance with this Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued and delivered against payment therefore in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid and non-assessable.

Company is only issuing Securities in jurisdictions where such offers are permitted. Investor should rely only on the information contained in this Agreement and other disclosures provided on this site.

The execution and delivery by the Company of this Agreement and the consummation of the transactions contemplated hereby (including the issuance and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof as provided herein, this Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

<u>No filings.</u>

Assuming the accuracy of the Investor's representations and warranties set forth in the Representations and Warranties of the Investor hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement

Agreement Between Company and New Shareholder

except (i) for such filings as may be required under Regulation CF or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

Capitalization.

The authorized and outstanding securities of the Company immediately prior to the initial investment in the Securities is as set forth "The Offering" in the Offering Statement (as included in the Form C). Except as set forth in the Offering Statement (and the Form C), there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), or agreements of any kind (oral or written) for the purchase or acquisition from the Company of any of its securities.

We have not authorized anyone to provide you with any information other than the information contained in the Form C, Offering Statement, and this Agreement. If your understanding from outside sources is in conflict with any of the information contained in these terms, these terms control.   "Terms" is meant to include all pop up windows and information contained   on [website].

The information contained in this Site is accurate only as of its date of drafting. The Board of Directors has ultimate power to issue future shares, that impact the percentage of ownership and dilute those who received the Shares.   The Board of Directors has ultimate power to change and reduce the rights associated with the issued shares.

Financial statements.
Complete copies of the Company's financial statements meeting the requirements of Form C under Regulation CF (the "Financial Statements")   have been made available to the Investor and appear in the Offering Statement (and Form C). The Financial Statements are based on the books and records of the Company and fairly present in all material respects the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated.

Notices.
Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:
        If to the Company, to:
[need notice information for Agreement]

        If to an Investor, to Investor's address as provided during Online Acceptance.
or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

Governing Law; Jurisdiction.
This Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

Agreement Between Company and New Shareholder

Each of the Investor and the Company consents to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Delaware and no other place and irrevocably agrees that all actions or proceedings relating to this agreement not arising under the federal securities laws may be litigated in such courts.

Each of Investor and the Company accepts for itself and himself and in connection with its and his respective properties, generally and unconditionally, the exclusive jurisdiction of the aforesaid courts and waives any defense of forum non conveniens, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this agreement not arising under the federal securities laws. Each of Investor and the Company further irrevocably consents to the service of process out of any of the aforementioned courts in the manner and in the address specified in Section 7 of this agreement.

Each of the parties hereto hereby irrevocably waives all right to trial by jury in any action, proceeding, or counterclaim (whether based in contract, tort but not including claims under the federal securities laws) arising out of or relating to this agreement or the actions of either party in the negotiation, administration, performance, and enforcement thereof. Each of the parties hereto also waives any bond or surety or security upon such bond which might, but for this waiver, be required of such party. This waiver is irrevocable, meaning that it may not be modified either orally or in writing, and this waiver shall apply to any subsequent amendments, renewals, supplements, or modifications to this agreement. In the event of litigation, this agreement may be filed as a written consent to a trial by the court. By agreeing to this waiver, the Investor is not deemed to waive the Company's compliance with the federal securities laws and the rules and regulations promulgated thereunder.

 Miscellaneous.
(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.
(b) This Agreement is not transferable or assignable by Investor.
(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.
(d) None of the provisions of this Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.
(e) In the event any part of this Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.
(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.
(g) This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

Agreement Between Company and New Shareholder

(i) The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Subscription Procedure. Each Investor, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the online investment platform ("Online Acceptance"), confirms such Investor's information and his or her investment through the platform and confirms such Investor's electronic signature to this Agreement. Each party hereto agrees that (a) Investor's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Agreement and constitutes execution and delivery of this Agreement by Investor, (b) the Company's acceptance of Investor's subscription through the platform and its electronic signature hereto is the legal equivalent of its manual signature on this Agreement and constitutes execution and delivery of this Agreement by the Company and (c) each party's execution and delivery of this Agreement as provided in this section establishes such party's acceptance of the terms and conditions of this Agreement.

Rekt Brands Inc

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Shares of Rekt Brands Inc by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Shares**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:	If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Rekt Brands Inc

By: _____

Authorized Signing Officer

DocuSigned by:

Ovie Faruq

A7DCC222059949F...

31/05/2024

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

                                                      By:

                                                          (Signature)

                                                      Name of Signing Officer (if Entity):

                                                      Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>Self-Certification of Trustee</u>

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Rekt Brands Inc's offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Rekt Brands Inc's offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature: